UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

Millennial Media, Inc.

(Name of Subject Company)

Millennial Media, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

VP, Secretary

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

John J. Egan, III, Esq. Joseph L. Johnson, III, Esq. Ian D. Engstrand, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Millennial Media, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 18, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Mars Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of AOL Inc. (“AOL”), to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), for $1.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase by AOL and Acquisition Sub dated September 18, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.       Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, on October 22, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Acquisition Sub was advised by the depositary for the Offer that, as of the Expiration Time, a total of 114,871,644 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 80.3% of the aggregate number of Shares then issued and outstanding. In addition, Acquisition Sub was advised by the depositary that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 1,283,015 Shares, representing approximately 0.9% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer).

All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and is required to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Acquisition Sub acquired sufficient Shares to consummate, and on October 23, 2015 did consummate, the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of the Company or by AOL or Acquisition Sub, which Shares were canceled and ceased to exist, (ii) by a wholly owned subsidiary of the Company or AOL (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, which Shares were converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in the Company prior to the Effective Time, and (iii) by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) were canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

All Shares will be delisted from and will cease to trade on the New York Stock Exchange, and the Company will be deregistered under the Exchange Act.

On October 23, 2015, AOL issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

Item 9.       Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(H) the Exhibit as follows:

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(a)(5)(I)

Press Release issued by AOL Inc., dated October 23, 2015 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the Schedule TO filed by AOL Inc. and Mars Acquisition Sub, Inc. with the Securities and Exchange Commission on October 23, 2015).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2015

Millennial Media, Inc.

By:	/s/ Julie M. Jacobs
Name:	Julie M. Jacobs
Title:	VP, Secretary

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